Form C

Cover Page

Name of issuer:

Of The Gods

Legal status of issuer:

> Form: **Corporation**
> Jurisdiction of Incorporation/Organization: **CA**
> Date of organization: **4/22/2022**

Physical address of issuer:

1123 Princeton Street
Santa Monica CA 90403

Website of issuer:

https://lixirotg.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☑ Common Stock
☐ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

10,310

Price:

$6.060000

Method for determining price:

Dividing pre-money valuation $6,824,875.00 (or $5,462,152.45 for investors in the first $100,000.00) by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,003.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,235,000.00

Deadline to reach the target offering amount:

8/28/2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$105,934.00	$25,204.00
Cash & Cash Equivalents:	$57,337.00	$25,204.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$41,170.00	$25,170.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$3,308.00	$25.00

Cost of Goods Sold:	$11,609.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($217,456.00)	($29,379.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Of The Gods

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Alex Simonet	Senior Manager, Strategy & Business Operations	National Veterinary Associates	2024
Collin McKenna	CEO	LIXIR	2022
Jeff Church	Advisor	Self Employed	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Alex Simonet	CFO	2024
Collin McKenna	President	2022
Collin McKenna	Secretary	2022
Collin McKenna	Treasurer	2022
Collin McKenna	CEO	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20

percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Collin McKenna	850000.0 common stock	75.5

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Market Adoption Risk: While Hard Honey is a new category with potential, there's a risk that consumers may not adopt it as quickly as anticipated. The concept of modern mead is relatively niche, and shifting consumer preferences to embrace a unique product like LIXIR may take time and sustained marketing efforts.
>
> Competitive Landscape: The alcohol and beverage industry is highly competitive, with large, established brands and a constant influx of new products. There's a risk that similar "better-for-you" or alternative alcoholic drinks, including hard seltzers and hard kombuchas, could overshadow LIXIR in the marketplace.
>
> Supply Chain and Ingredient Costs: As LIXIR is based on regenerative organic honey, changes in the supply chain, honey pricing, or disruptions from environmental factors (like bee population issues) could impact production costs and profitability. Reliance on sustainable sourcing also presents additional logistical and cost challenges.
>
> Distribution and Scaling Challenges: Expanding LIXIR to a national or international market involves working with distributors, establishing retail partnerships, and potentially adapting the product to different regulatory environments. There's a risk that these challenges could slow down growth or increase operational costs.
>
> Regulatory and Compliance Risks: The alcohol industry is heavily regulated, and compliance with federal and state regulations, including labeling, marketing, and distribution requirements, is essential. Any changes in regulations or failure to comply could result in fines, restrictions, or additional costs for the business.
>
> The purchase of these securities involves substantial risks. The securities offered by the constitute a highly speculative investment and you should be in an economic position to lose your entire investment. The risks listed here do not necessarily comprise all those associated with an investment in the securities and are not set out in any particular order of priority. Additional risks and uncertainties may also have an adverse effect on our business and your investment in the securities. An investment in our company may not be suitable for all recipients of this Form C. You are advised to consult an independent professional adviser or attorney who specializes in investments of this kind before making any decision to invest. You should consider carefully whether an investment in the our company is suitable in the light of your personal circumstances and the financial resources available to you.
> Our company is, in addition to the risks set out in this Form C, subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to

business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies inherently involve greater risk than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Inflation and higher interest rates can adversely affect us by increasing costs of materials and labor and by reducing consumer spending. A recession, which some report the United States is already in, could affect consumer demand for our products, and spending on consumer products in general, as well as have negative impacts on our business. Also, deflation could cause an overall decrease in spending and borrowing capacity, which could lead to deterioration in economic conditions and employment levels. Deflation could also cause the value of our inventory and our business to decline. These, or other factors related to the U.S. and world economy could have a negative impact on our business or financial results.

Our company has a limited operating history and there can be no assurance that ourproposed plan of business can be realized in the manner contemplated and, if it cannot be, Shareholders may lose all or a substantial part of their investment. There is no guarantee that it will ever realize any significant operating revenues or that its operations will ever be profitable. As our company has limited operational history, it is extremely difficult to make accurate predictions and forecasts on our finances.

Our company's success is heavily dependent upon the continued active participation of our company's current executive officers, as well as other key personnel and contractors. Some of them may have concurrent responsibilities at other entities. Some of the advisors, consultants and others to whom our company's ultimate success may be reliant upon have not signed contracts with our company and may not ever do so. Loss of the services of one or more of these individuals could have a material adverse effect upon our company's business, financial condition or results of operations. Further, our company's success and achievement of our company's growth plans depend on our company's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees and consultants among companies in the applicable industries is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees and consultants required for the initiation and expansion of our company's activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on our company's business, financial condition or results of operations.

Our company is dependent upon management and on others in order to conduct its operations and execute its business plan, however, our company has purchased only limited insurance policies (including a disability policy) with respect to those individuals in the event of their death or disability. Therefore, should any of these key personnel, management or founders die or become disabled, our company may not receive sufficient, or any, compensation that would assist with such person's absence. The loss of

that would assist with such person's absence. The loss of such person could negatively affect our company and its operations.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although our company believes that our tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Our company does not have the internal infrastructure necessary, and is not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. Our company expects to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Various federal and state laws, including labor laws, govern our company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

When you apply to invest in our company, the funds you tender will in some cases be kept in an escrow account until the next closing after they are received in said account. At each closing, with respect to subscriptions accepted by our company, funds held in the escrow account or holding account will be distributed to our company, and the associated securities will be issued at that time to the investors that purchased such securities. The escrow account will be with a regulated financial institution and will have federal insurance covering portions of the deposit, but the insurance may not be enough to cover the total amount of fund held in said account. Any holding accounts may be with payment processors and not a regulated banking institution, and thus may have no federal insurance covering said funds unlike if the funds had been deposited into a regulated U.S. bank or similar banking institution or may have federal insurance that is limited to a certain amount of coverage. While the funds you tendered are in an escrow account or one of these payment processor accounts or an account with an affiliated financial institution, if our company holding the funds should fail or otherwise

company holding the funds should fail or otherwise terminate operations, our company may not be able to recover all amounts deposited in these holding accounts. Our company's regular bank accounts, any escrow account and bank accounts that may be used to hold some investor funds while investors are going through the compliance process before a closing occurs, have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in our company's account may exceed those limits at times. In the event that any of company's banks should fail, our company may not be able to recover all amounts deposited in these bank accounts.

Our company's present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that our company will generate significant revenues or profits. An investment in our company's securities is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in our company, including the risk of losing their entire investment.

Our company will face significant competition in the United States and elsewhere which could adversely affect your investment.

Our company has already incurred debt through convertible notes issued and possibly in other ways and will likely incur additional debt (possibly including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on our company and on your investment.

Our revenue may fluctuate from period-to-period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following events, as well as other factors described elsewhere in this document:
Unanticipated changes to economic terms in contracts with clients, vendors, partners and those with whom our company does business, including renegotiations;
Downward pressure on fees our company charges for our services, which would therefore reduce our revenue;
Failure to obtain new clients and customers for our services;
Cancellation or non-renewal of existing contracts with clients and customers;
Changes in state and federal government regulations, international government laws and regulations or the enforcement of those laws and regulations;
General economic and political conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our company operates.
As a result of these and other factors, the results of operations for any quarterly or annual period may differ materially from the results of operations for any prior or future quarterly or annual period and should not be relied upon as indications of our future performance.

Our company's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our company's financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (5) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution.

Our success depends on our ability to maintain brand image for our existing products, extend our brand into new categories and geographies and to new distribution platforms, including online, and expand and enhance our brand with new product offerings. We seek to maintain, extend, and expand our brand image through public relations activities and marketing investments, including advertising and consumer promotions and product innovation. Increasing attention on the role of food and beverage marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Any state or federal labeling rule change that restricts our ability to differentiate the quality and character of our products from our competition could affect our operating results. Increased legal or regulatory restrictions on our advertising, consumer promotions, and marketing could limit our efforts to maintain, extend, enhance and expand our brand.

In addition, our success in maintaining, extending, enhancing and expanding our brand image depends on our ability to adapt to a rapidly changing marketing and media environment, including our reliance on social media and online or email dissemination of marketing and advertising campaigns. We are active in social media as an important medium for our marketing efforts. We produce video content that is important to our overall brand and marketing Therefore, any negative posts, comments or media coverage about us, our brands, our products, our customers, our videos, or any of our employees on social networking web sites (whether factual or not), security breaches related to use of our social media or related impacts of withdrawn public support and failure to respond effectively to these posts, comments, or activities could damage our reputation and brand image across the various regions in which we operate and threaten our sales and profitability. The costs of maintaining, extending, and enhancing our brands may increase. We might fail to invest sufficiently in maintaining, extending, enhancing and expanding our brand image. If we do not successfully maintain, extend, enhance and expand our reputation and brand image, then our brand, product sales, financial condition, and results of operations and your investment could be materially and adversely affected.

Changes in the general economic climate, both in the United States and internationally, could have a detrimental impact on consumer expenditure and therefore on our company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on products and services like those of our company and may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on our company's financial results and on your investment.

In order to achieve our company's near and long-term goals, our company may need to procure funds in addition to the amount raised in this offering. There is no guarantee our company will be able to raise such funds on acceptable terms or at all. If our company is not able to raise sufficient capital in the future, it will not be able to execute our business plan, our continued operations will be in jeopardy and our company may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of your investment.

Our company may require additional debt and/or equity financing to pursue our growth and business strategies. These include, but are not limited to, enhancing our operating infrastructure and otherwise respond to competitive pressures. Given our limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to us. Lack of additional funding could force us to curtail substantially our growth plans. Furthermore, the issuance by us of any additional securities pursuant to any future fundraising activities undertaken by us would dilute the ownership of existing shareholders and may reduce the price of the securities.

Our company may have to engage in common equity, debt, or preferred stock financings in the future. Your rights and the value of your investment in the common stock securitie could be reduced by the dilution caused by future equity issuances. Interest on debt securities could increase costs and negatively impact operating results. Our company is permitted to issue preferred stock pursuant to the terms of our Company documents, preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if our company needs to raise more equity capital from the sale of additional stock or notes, institutional or other investors may negotiate terms at least as, and possibly more favorable than the terms of your investment. securities of stock or notes which our company sells could be sold into any market that develops, which could adversely affect the market price.

Our executive officers, directors and insider shareholders beneficially own or control a substantial portion of our outstanding stock, which may limit your ability and the ability of our other shareholders, whether acting alone or together, to propose or direct the management or overall direction of our company. Additionally, this concentration of ownership could discourage or prevent a potential takeover of our company that might otherwise result in an investor receiving a premium over the market price for its securities. The majority of our currently outstanding stock is beneficially owned and controlled by a group of insiders, including our directors, executive officers and inside shareholders. Accordingly, our employees, directors, executive officers and insider shareholders may have the power to control the election of our directors or managers and the approval of actions for which the approval of our shareholders is required. If you acquire the securities, you will have no effective voice in the management of our company. Such concentrated control of our company may adversely affect the price of the securities. Our company's principal shareholders may be able to control matters requiring approval by its shareholders, including mergers or other business combinations. Such concentrated control may also make it difficult for our company's shareholders to receive a premium for their securities in the event that our company merges with a third party or enters into different transactions which require shareholder approval. These provisions could also limit the price that investors might be willing to pay in the future for the securities.

Whether actual operating results and business developments will be consistent with our company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside our company's control, including, but not limited to: whether our company can obtain sufficient capital to sustain and grow its business
our company's ability to manage its growth
whether our company can manage relationships with any key vendors and advertisers
the timing and costs of new and existing marketing and promotional efforts
competition
our company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel
the overall strength and stability of domestic and international economies
Unfavorable changes in any of these or other factors, most of which are beyond our company's control, could materially and adversely affect its business, results of operations and financial condition.

Our company has been operating at a loss since our company's inception, and our company expects to continue to incur losses for the foreseeable future. Further, our company may not be able to generate significant revenues in the future. In addition, our company expects to incur substantial operating expenses in order to fund the expansion of our company's business. As a result, Our company expects to continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, our company might become profitable. Our company's ability to continue as a going concern may be dependent upon raising capital from financing transactions, increasing revenue throughout the year and keeping operating expenses below its revenue levels in order to achieve positive cash flows, none of which can be assured.

Our company may not be able to expand our company's markets or implement the other features of our company's business strategy at the rate or to the extent presently planned. Our company's projected growth will place a significant strain on our company's administrative, operational and financial resources. If our company is unable to successfully manage our company's future growth, establish and continue to upgrade our company's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, our company's financial condition and results of operations could be materially and adversely affected.

Successful implementation of our company's business strategy requires our company to manage its growth. Growth could place an increasing strain on its management and financial resources. To manage growth effectively, our company will need to:

Establish definitive business strategies, goals and objectives;

Maintain a system of management controls; and

Attract and retain qualified personnel, as well as develop, train and manage management-level and other employees. If our company fails to manage its growth effectively, its business, financial condition or operating results could be materially harmed.

Our company's business model is unproven and is likely to continue to evolve. Accordingly, our company's initial business model may not be successful and may need to be changed. Our company's ability to generate significant revenues will depend, in large part, on our company's ability to successfully market our company's products to potential customers and who may not be convinced of the need for our company's products and services or who may be reluctant to rely upon third parties to develop and provide these products. Our company intends to continue to develop our company's business model as our company's market continues to evolve.

Our company believes that maintaining and enhancing awareness of our company's brand and its products is critical to achieving widespread acceptance and success of our company's business. Our company also believes that the importance of brand recognition will increase due to the relatively low barriers to entry in our company's market. Maintaining and enhancing our company's and the brand awareness of our company and its products may require our company to spend increasing amounts of money on, and devote greater resources to, advertising, marketing and other brand-building efforts, and these investments may not be successful. Further, even if these efforts are successful, they may not be cost-effective. If our company is unable to continuously maintain and enhance our company's and its products' presence, our company's market may decrease which could in turn result in lost revenues and adversely affect our company's business and financial results.

Due to a variety of factors, our company's opportunity to achieve and maintain a significant market may be limited. Developing and maintaining awareness of our company's brand names, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the market increases. Successfully promoting and positioning our company's brands, products and services will depend largely on the effectiveness of our company's marketing efforts. Therefore, our company may need to increase our company's financial commitment to creating and maintaining brand awareness. If our company fails to successfully promote our company's brand names or if our company incurs significant expenses promoting and maintaining our company's brand names, it would have a material adverse effect on our company's results of operations.

In many cases, our company's competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. Our company's ability to compete depends, in part, upon a number of factors outside our company's control, including the ability of our company's competitors to develop alternatives that are superior. If our company fails to successfully compete in its markets, or if our company incurs significant expenses in order to compete, it could have a material adverse effect on our company's results of operations.

Our company currently has limited marketing for its brands and our company. If our company is unable to establish sufficient marketing and sales capabilities or enter into agreements with third parties, our company may not be able to effectively market and generate revenues.

Our company may provide for the indemnification of directors, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors, officers and others to our company and its shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the securities Act may be permitted to directors, officers or others controlling or working with our company pursuant to the foregoing provisions, our company has been informed that in the opinion of the securities and Exchange Commission such indemnification is against public policy as expressed in the securities Act and is therefore unenforceable. Despite this, should our company provide such indemnification, it could have a material adverse effect on our company.

Our company may face significant competition from other companies, and its operating results could suffer if our company fails to compete effectively. The industries in which our company participates are intensely competitive and subject to rapid and significant change. Our company has competitors both in the United States and internationally. Many of its competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing organizations. Additional mergers and acquisitions in its industry may result in even more resources being concentrated in its competitors. As a result, these companies may obtain market acceptance more rapidly than our company is able and may be more effective themselves as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries.

As our company's operations expand, it expects that it will need to manage additional relationships with various strategic partners, suppliers and other third parties. Our company's future financial performance and its ability to commercialize its business and to compete effectively will depend, in part, on its ability to manage any future growth effectively. To that end, our company must be able to manage its development efforts effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. Our company may not be able to accomplish these tasks, and its failure to accomplish any of them could prevent us from successfully growing our company.

Our company may be subject, in the ordinary course of business, to losses resulting from accidents, acts of God and other claims against us, for which our company may have no insurance coverage. Our company may not purchase or maintaingeneral liability, automobile, life, health, property,directors' and officers' or other available insurance policies. A loss that is uninsured, or underinsured, or which otherwise exceeds policy limits may require us to pay substantial amounts, which could adversely affect our company's financial condition and operating results.

Our company's success will depend on its ability to obtain and maintain meaningful intellectual property protection for any company intellectual property. The names and/or logos of company brands may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by our company for its brands. Similarly, domains owned and used by our company may be challenged by others who contest the ability of our company to use the domain name or URL. Patents, trademarks and copyrights that have been or may be obtained by our company may be challenged by others, or enforcement of the patents, trademarks and copyrights may be required. Our company also relies upon, and will rely upon in the future, trade secrets. While our company uses reasonable efforts to protect these trade secrets, our company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose our company's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our company's competitors may independently develop equivalent knowledge, methods and know-how. If our company is unable to defend our company's trade secrets from others use, or if our company's competitors develop equivalent knowledge, it could have a material adverse effect on our company's business.
Any infringement of our company's patent, trademark, copyright or trade secret rights could result in significant litigation costs, and any failure to adequately protect our company's trade secret rights could result in our company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our company's rights to the same extent as do the laws of the United States. Therefore, our company may not be able to protect our company's existing patent, copyright, trademark and trade secret rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using our company's Existing patent, copyright, trademark and trade secret rights could be expensive and time consuming, and the outcome of such a claim is unpredictable. This litigation could result in diversion of resources and could materially adversely affect our company's operating results.For example, our company is presently involved in a dispute over the trademark to the term "hard honey." Another company claims trademarks rights, just as we do. There is uncertainty as to whether we will prevail in this dispute, or whether it may end up in litigation, or what damages we may be forced to pay if we

do not prevail in this dispute.

Our company currently relies on trade secrets. While our company uses reasonable efforts to protect these trade secrets, our company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose our company's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our company's competitors may independently develop equivalent knowledge, methods and know-how. If our company is unable to defend our company's trade secrets from others use, or if our company's competitors develop equivalent knowledge, it could have a material adverse effect on our company's business. Any infringement of our company's proprietary rights could result in significant litigation costs, and any failure to adequately protect our company's proprietary rights could result in our company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our company's proprietary rights to the same extent as do the laws of the United States. Therefore, our company may not be able to protect our company's proprietary rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using our company's trade secrets could be expensive and time consuming, and the outcome of such a claim is unpredictable. Litigation may be necessary in the future to enforce our company's intellectual property rights, to protect our company's trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could materially adversely affect our company's future operating results.

Computer, website and/or information system breakdowns as well as cyber security attacks could impair our company's ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on our company's financial results as well as your investment.

To the extent that our company's activities involve the storage and transmission of confidential information, our company and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to our company's or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information. A data security breach of the systems on which sensitive account information are stored could lead to fraudulent activity involving our company's products and services, reputational damage, and claims or regulatory actions against us. If our company is sued in connection with any data security breach, our company could be with any data security breach, our company could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, our company might be forced to pay damages and/or change our company's business practices or pricing structure, any of which could have a material adverse effect on our company's operating revenues and profitability. Our company would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

Our company will outsource some or all of its online presence, server needs, technology development and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities require uninterrupted access to the Internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, its business would be significantly damaged. As has occurred with many Internet-based businesses, our company may be subject to "denial-of-service" attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers' performance. Our company cannot be certain it will be successful in quickly identifying and neutralizing these attacks. If either a third-party facility failed, or our company's ability to access the Internet was interfered with because of the failure of Internet equipment in general or if our company becomes subject to malicious attacks of computer intruders, its business and operating results will be materially adversely affected.

A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products. Our company's actual, perceived or alleged failure to comply with applicable laws and regulations or to protect personal data, could result in enforcement actions and significant penalties against our company, which could result in negative publicity, increase our company's operating costs, subject our company to claims or other remedies and may harm its business which would negatively impact our company's financial well-being and your investment.

Our company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to our company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our company's reputation.

Our company may provide for the indemnification of directors, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors, officers and others to our company and its Shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the securities Act may be permitted to managers, officers or others controlling or working with our company pursuant to the foregoing provisions, our company has been informed that in the opinion of the securities and Exchange Commission such indemnification is against public policy as expressed in the securities Act and is therefore unenforceable. Despite this, should our company provide such indemnification, it could have a material adverse effect on our company.

Our company will sell a good amount its alcoholic beverages to distributors for distribution to retailers and, ultimately, to drinkers. Distribution agreements are generally terminable by the distributor on relatively short notice. While these distribution agreements contain provisions giving our company enforcement and termination rights, some state laws prohibit our company from exercising these contractual rights. If our company's distribution agreements are terminated, we may not be able to enter into new distribution agreements on substantially similar terms, which may result in an increase in the costs of distribution.
No assurance can be given that our company will be able to maintain its current distribution network or secure additional distributors on terms not less favorable to our company than its current arrangements.

The quality and quantity of water available for use is important to the supply of our agricultural raw materials and our ability to operate our business. Water is a limited resource in many parts of the world. If climate patterns change or for any other reason droughts continue or become more severe or other restrictions on currently available water resources are imposed, there may be a scarcity of water or poor water quality which may affect our and our suppliers' operations, increase production costs, or impose capacity constraints. We are dependent on sufficient amounts of quality water for operation of our brewery and our contract brewers also are dependent. The suppliers of the agricultural raw materials we purchase are also dependent upon sufficient supplies of quality water for their fields. In addition, water purification and waste treatment infrastructure limitations could increase costs or constrain operation of our production facilities as well as those of our contract brewers. A substantial reduction in water supplies could result in material losses of crops and could affect the supply of honey which could lead to a shortage of our product supply.To the extent any of the foregoing factors (i) increases the costs of our products and we are unable or choose not to pass along such rising costs to consumers through increased selling prices or (ii) leads to a shortage of our product supply or inventory levels, we could experience a material adverse effect on our business, liquidity, financial condition, and/or results of operations liquidity, financial condition, and/or results of operations.

All funds delivered in connection with subscriptions for the securities will be held in a non-interest-bearing escrow account until a closing of the offering, if any. Investors in the securities offered hereby may not have the use of such funds or receive interest thereon pending the completion of the offering or a closing. If our company fails to hold a closing prior to the termination date, investor subscriptions will be returned without interest or deduction.

Please note that our company has never paid dividends on its securities and is uncertain if it will be able to pay dividends in the foreseeable future. The payment of dividends on our company's securities will depend on earnings, financial condition and other business and economic factors affecting it at such time that management may consider relevant. If our company does not pay dividends, its securities may be less valuable because a return on your investment will only occur if its stock price appreciates. Consequently, investors must rely on sales of their securities after price appreciation, which may never occur, as the only way to realize any gains on their investment. Investors seeking cash dividends should not purchase our company's securities. It is possible that our company may never reach a financial position where it can or will issue dividends.

Whether our company is successful in selling the maximum number of securities in this offering or not, our company may require additional debt, equity or other financing to pursue our company's growth and business strategies. These growth and business strategies include but are not limited to enhancing our company's operating infrastructure and otherwise responding to competitive pressures. Given our company's limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to our company. Lack of additional funding could force our company to curtail substantially our company's growth plans. Furthermore, the issuance by our company of any additional securities pursuant to any future fundraising activities undertaken by our company or could result in an issuance of securities whose rights, preferences and privileges are senior to those of existing Shareholders including you and could dilute the ownership or benefits of ownership of existing Shareholders including, but not limited to reducing the value of the common stock subscribed for under this Offering.

At present, there is no active trading market for our company's securities and our company does not have plans at this time to file the documents and seek approval required to establish a trading market for the securities being sold in this offering. Our company cannot assure that even with the proper filings that a trading market will ever develop. In order to obtain a trading symbol and authorization to have our company's securities trade publicly, our company must file an application on Form 211 with, and receive the approval by, the Financial Industry Regulatory Authority ("FINRA") of which there is no assurance, before active trading of our company's securities could commence. If our company's securities ever publicly trade, they may be relegated to the OTC Pink Sheets. The OTC Pink Sheets provide significantly less liquidity than the NASD's automated quotation system, or NASDAQ Stock Market. Prices for securities traded solely on the Pink Sheets

Market. Prices for securities traded solely on the Pink Sheets may be difficult to obtain and holders of the securities and our company's securities may be unable to resell their securities at or near their original price or at any price. In any event, except to the extent that investors' securities may be registered on a Form S-1 Registration Statement with the securities and Exchange Commission in the future, there is absolutely no assurance that the securities could be sold under Rule 144 or otherwise until our company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in our company's business, financial and management information reporting, and applicable holding periods have been satisfied.

Our company does not have an audit or compensation committee comprised of independent directors or any audit or compensation committee. Management performs these functions as a whole. Thus, there is a potential conflict in that management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

The discussions and information in this Form C may contain both historical and "forward-looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Form C, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that the Form C contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of our company's business, please be advised that our company's actual financial condition, operating results, and business performance may differ materially from that projected or estimated by our company. Our company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving our company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of our company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and

and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Form C or in other reports issued by us or by third-party publishers.

Our company has significant discretion over the net proceeds of this offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this offering will prove optimal or translate into revenue or profitability for our company. Investors are urged to consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in our company.

The price at which the securities are being offered has been arbitrarily determined by our company. There is no relationship between the offering price and our company's assets, book value, net worth, or any other economic or recognized criteria of value. Rather, the price of the securities was derived as a result of internal decisions based upon various factors including prevailing market conditions, its future prospects and its capital structure. These prices do not necessarily accurately reflect the actual value of the securities or the price that may be realized upon disposition of the securities.

There is not now, and likely will not be in the near future, a public market for the securities. Because the securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the securities may have certain transfer restrictions. It is not currently contemplated that registration under the securities Act or other securities laws will be affected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for the securities in a private sale. You should be aware of the long-term nature of your investment in our company. You will be required to represent that you are purchasing the securities for your own account, for investment purposes and not with a view to resale or distribution thereof.

Substantially all decisions with respect to the management of our company will be made exclusively by the officers, directors, managers or employees of our company as they hold the majority of the voting stock. You will have a little ability to take part in the management of our company as a minority shareholde. Accordingly, no person should purchase the securities unless he or she is willing to entrust all aspects of management to our company.

Should you choose to invest in this offering using a credit card, you should be aware of several risks. The SEC's Office of Investor Education and Advocacy has issued an alert to inform investors about risks in using credit cards to purchase an investment. In part, this alert states that investing using a credit card has several risks including, but not limited to high interest rates, credit risk, transaction fees, credit card abuse, unauthorized charges on your credit card statements and risks related to third-party payment processors. If you are considering investing in this Offering by using a credit card, you are encouraged to read and review the investor alert at https://www.sec.gov/oiea/investor-alerts-and-bulletins/ia_riskycombination.

There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read this Form C and all exhibits and referenced materials carefully and should consult with your own attorney and business advisor prior to making any investment decision.

Our company's future effective tax rates could be adversely affected by changes in tax laws or their interpretation, both domestically and internationally. For example, in December 2017, the Tax Act was enacted into United States law. This legislation is broad and complex, and given its recent enactment, regulations or other interpretive guidance are currently limited. Any change in the interpretation of the Tax Act or other legislative proposals or amendments could have an adverse effect on our company's financial condition, results of operations, and cash flows. Furthermore, the effect of certain aspects of the Tax Act on state income tax frameworks is currently unclear, and potential changes to state income tax laws or their interpretation could further increase our company's income tax expense. Our company's tax returns and positions (including positions regarding jurisdictional authority of foreign governments to impose tax) are subject to review and audit by federal, state, local and international taxing authorities. An unfavorable outcome to a tax audit could result in higher tax expense, thereby negatively impacting our company's results of operations.

The subscription agreement for this offering includes a forum selection provision that requires any claims against our company based on the subscription agreement to be brought in a court of competent jurisdiction in the State of California other than claims brought to enforce any duty or liability created by the securities Act of 1933 or the securities Exchange Act of 1934, or the rules and regulations thereunder. This provision does not apply to purchasers in secondary transactions. This provision may have the effect of limiting the ability of investors to bring a legal claim against our company due to geographic limitations. There is also the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with our company and its officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, our company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our company's business and financial condition.

As with all investments in securities, if you sell the securities, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the securities for you (and many brokers refuse to hold Regulation CF securities for their customer) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

Government-sponsored campaigns and campaigns by other

Government-sponsored campaigns and campaigns by other third parties against excessive drinking, licensing reforms relating to the sale of alcoholic beverages and changes in drunk driving laws and other laws may reduce demand for our company's products and any change in the alcohol legislation and other legislation could have an impact upon present and future products which our company may produce, which could have a material adverse effect on our company's financial results and on your investment.

The alcoholic beverage industry has been the subject of considerable societal and political attention for several years, due to public concern over alcohol-related social problems, including driving under the influence, underage drinking and health consequences from the misuse of alcohol, including alcoholism. As an outgrowth of these concerns, the possibility exists that advertising by alcoholic beverage producers could be restricted, that additional cautionary labeling or packaging requirements might be imposed, that further restrictions on the sale of alcohol might be imposed or that there may be renewed efforts to impose increased excise or other taxes on alcoholic beverages sold in the United States.

Some sectors of the alcoholic beverage industry have experienced a decline in shipments over the last ten years. If consumption of our company's products in general were to come into disfavor among domestic drinkers, or if the alcoholic beverageindustry were subjected to significant additional societal pressure or governmental regulations, our company's business could be materially adversely affected.

Certain states are considering or have passed laws and regulations that allow the sale and distribution of marijuana. Currently it is not possible to predict the impact of this on sales of alcoholic beverages, but it is possible that legal marijuana usage could adversely impact the demand for our company's products.

At present, our company contract contract produces its products. Reliance oncontract producers exposes our company to possible capacity constraints and risk of disruption of supply, as if these producers are operating at or close to current capacity, particularly in peak months. Severe interruptions would be problematic, particularly during peak seasons. In addition, if interruptions were to occur, our company might not be able to maintain its current economics and could face significant delays in starting replacement production locations. Potential interruptions at producers include labor issues, governmental action, quality issues, contractual disputes, machinery failures, operational shutdowns or natural or unavoidable catastrophes.

The loss of any of our company's packaging materials suppliers could, in the short-term, adversely affect our company's results of operations, cash flows and financial position. Acquisition and consolidation activity in several of the packaging supplier networks which could potentially lead to disruption in supply and changes in economics. If packaging costs continue to increase, there is no guarantee that such costs can be fully passed along through increased prices without affecting our company's operations.

Our company's operations are subject to certain hazards and liability risks faced by all alcoholic beveage producers, such as potential contamination of ingredients or products by bacteria or other external agents that may be wrongfully by bacteria or other external agents that may be wrongfully or accidentally introduced into products or packaging, or defective packaging and handling. Such occurrences may create bad tasting mead or pose health risk to the consumer or risk to the integrity and safety of the packaging. These could result in unexpected costs to our company and, in the case of a costly product recall, potentially serious damage to our company's reputation for product quality, as well as product liability claims.

Direct and indirect energy costs change unpredictably. Increased energy costs would result in higher transportation, freight and other operating costs, including increases in the cost of ingredients and supplies. Our company's future operating expenses and margins could be dependent on its ability to manage the impact of such cost increases. If energy costs increase, there is no guarantee that such costs can be fully passed along through increased prices without affecting our company's operations.

Our company's business is highly regulated by federal, state and local laws and regulations regarding such matters as licensing requirements, trade and pricing practices, labeling, advertising, promotion and marketing practices, relationships with distributors, environmental impact of operations and other matters. These laws and regulations are subject to frequent reevaluation, varying interpretations and political debate, and inquiries from governmental regulators charged with their enforcement. In addition, any delays in federal or state government required approvals caused by federal or state government shutdowns could prevent new brands or innovations from getting to market on time or at all. Failure to comply with existing laws and regulations to which our company's operations are subject or any revisions to such laws and regulations or the failure to pay taxes or other fees imposed on our company's operations and results could result in the loss, revocation or suspension of our company's licenses, permits or approvals, and could have a material adverse effect on our company's business, financial condition and results of operations. Changes in federal and other tax rates could have a significant effect on our company's financial results.

Volatility and uncertainty in the financial markets and economic conditions may directly or indirectly affect our company's performance and operating results in a variety of ways, including: (a) prices for energy and agricultural products may rise faster than current estimates, including increases resulting from currency fluctuations; (b) our company's key suppliers may not be able to fund their capital requirements, resulting in disruption in the supplies of our company's raw and packaging materials; (c) the credit risks of our company's distributors may increase; (d) the impact of currency fluctuations on amounts owed to our company by distributors that may pay in foreign currencies; (e) our company's credit facility, or portion thereof, may become unavailable at a time when needed by our company to meet critical needs; (f) overall alcoholic beverage consumption may decline; or (g) drinkers of our company's products may change their purchase preferences and frequency, which might result in sales declines.

Alex Simonet is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small

> management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise:	**$50,003**
Use of Proceeds:	93.1% inventory and COGS improvements, 6.9% Wefunder fees

---

If we raise:	**$1,235,000**
Use of Proceeds:	Additional capital will go towards new market expansion - 15% Sales Team expansion, 35% towards marketing / advertising + digital / social, 25% inventory and COGS improvements, 18.1% safety margin, 6.9% Wefunder fees

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPVs will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPVs will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPVs. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPVs.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does

not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $6,824,875.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Of The Gods is offering up to 254,639 shares of stocks, at a price per share of $6.06.

Investors in the first $100,000.00 of the offering will receive stocks at a price per share of $4.85, and a pre-money valuation of $5,462,152.45 Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

The campaign maximum is $1,235,000.00 and the campaign minimum is $50,003.00.

VIP Bonus

LIXIR will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPVs

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPVs, which will then issue interests in the SPVs to investors. The SPVs are formed concurrently with the filing of the Form C. Given this, the SPVs do not have any financials to report. The SPVs are managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPVs are intended to allow investors in the SPVs to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPVs, investors should note the Company's use of the SPVs will not result in any additional fees being charged to investors.

The SPVs have been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPVs will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

The securities offered by the Company and those offered by the SPVs have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPVs securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPVs securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPVs.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:
A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,000,000	1,126,217	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

N/A

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.
To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.
Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may

result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

In addition to the risk factors listed elsewhere in this Form C:

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential

acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	03/29/23
Amount	$25,000.00
Interest rate	8.0% per annum
Discount rate	80.0%
Valuation cap	$20,000,000.00
Maturity date	11/13/27

Interest free for the first 36 months after which the interest rate is 8% per annum.

Convertible Note

Issue date	07/15/24
Amount	$10,000.00
Interest rate	8.0% per annum
Discount rate	80.0%
Valuation cap	$20,000,000.00
Maturity date	11/13/27

Interest free for the first 36 months and then a 8% interest rate per annum.

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2023	Section 4(a)(2)	Convertible Note	$25,000	General operations
7/2024	Section 4(a)(2)	Convertible Note	$10,000	General operations
8/2024	Section 4(a)(2)	Common stock	$50,000	General operations
9/2024	Regulation D, Rule 506(b)	Common stock	$100,002	General operations
9/2024	Regulation D, Rule 506(b)	Common stock	$100,002	General operations
9/2024	Regulation D, Rule 506(b)	Common stock	$30,000	General operations
9/2024	Regulation D, Rule 506(b)	Common stock	$10,000	General operations
9/2024	Regulation D, Rule 506(b)	Common stock	$150,000	General operations
9/2024	Regulation D, Rule 506(b)	Common stock	$25,000	General operations

9/2024	Regulation D, Rule 506(b)	Common stock	$30,000	General operations
9/2024	Regulation D, Rule 506(b)	Common stock	$25,000	General operations
11/2024	Regulation D, Rule 506(b)	Common stock	$50,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Revolutionizing the Alcohol Industry with a New Category: Hard Honey – Modern Mead for a Better Buzz

Milestones

Of The Gods was incorporated in the State of California in April 2022.

Since then, we have:

- One of the first honey-based spritz for a better-for-you, guilt-free experience.
- Building a new beverage category- Hard Honey.
- Backed by industry leaders: Brewdog's founder, CEO of Sprouts, and founder of Suja.
- Positioned to disrupt the $3,167B alcohol market new alcohol category: Hard Honey tm
- Fast-growing brand with strong SoCal following in high-end venues.
- Proven, low-calorie formula with low sugar, gluten-free, and keto-friendly appeal.
- Sustainable production: honey requires less land, water, and resources than other alcohols.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was incorporated in April 2022 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended April 30, 2024, the Company had revenues of $3,308 compared to the year ended April 30, 2023, when the Company had revenues of $25.
- *Assets*. As of April 30, 2024, the Company had total assets of $105,934, including $57,337 in cash. As of April 30, 2023, the Company had $25,204 in total assets, including $25,204 in cash.

$25,204 in cash.

- *Net Loss.* The Company has had net losses of $217,456 and net losses of $29,379 for the fiscal years ended April 30, 2024 and April 30, 2023, respectively.

- *Liabilities.* The Company's liabilities totaled $41,170 for the fiscal year ended April 30, 2024 and $25,170 for the fiscal year ended April 30, 2023.

Liquidity & Capital Resources

To-date, the company has been financed with $570,004 in equity and $35,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Of The Gods cash in hand is $100,000, as of November 2024. Over the last three months, revenues have averaged $2,000/month, cost of goods sold has averaged $1,000/month, and operational expenses have averaged $10,000/month, for an average burn rate of $9,000 per month. Our intent is to be profitable in 8 months.

Since the end of fiscal year 2023, we have market tested our product through a 7000 can product run offered at select grocers and retailers. After market testing, we implemented several enhancements that advisors and retail partners wanted (single flavor packages, etc.) and have since acquired ~$60,000 worth of inventory for our broader market launch which began last week.

Over our first 6 months in operation (excluding our market test) we expect to quickly scale sales from **$5k a month** in month 1 to **$45k a month** by month 6. We have numerous chains that have committed to carrying our product as soon as the right contracts are in place to support our agreements. These chains include Mother's Market, Jimbo's Grocers, Total Wine, and more. We expect expenses to be **25k** a month for the next 3-6 months.

We expect to reach our first month of profitability around June 2025, while needing about $250k. The alcohol sales market requires significant marketing costs (on the ground demonstrations, product giveaways, etc.) that increase overhead to acquire customers.
Our goal in year 1 is to remain lean so we can reach profitability quickly before scaling more broadly.

Besides raised through Wefunder, we have a cash reserve from previous reg-D round. Please refer to Q25 for more information.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Collin McKenna, certify that:

(1) the financial statements of Of The Gods included in this Form are true and complete in all material respects ; and
(2) the financial information of Of The Gods included in this Form reflects accurately the information reported on the tax return for Of The Gods filed for the most recently completed fiscal year.

Collin McKenna
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing

affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPVs. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPVs are required to include information about each investor who holds an interest in the SPVs, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPVs. If an investor does not provide their TIN within this time, the SPVs reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPVs to satisfy their tax withholding obligations as well as the SPVs' reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPVs Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPVs. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPVs (an "SPV Dissolution Event"). Subsequent to an SPVs Dissolution Event, the securities held by the SPVs would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPVs. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://lixirotg.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird Lixir_OTG_common_stock
SPV Subscription Agreement
Lixir_OTG_common_stock

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Alex Simonet
Collin McKenna
Collin McKenna
Jeff Church

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    SPV Subscription Agreement - Early Bird

    Early Bird Lixir_OTG_common_stock

    SPV Subscription Agreement

    Lixir_OTG_common_stock

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Alex Simonet

    Collin McKenna

    Collin McKenna

    Jeff Church

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Of The Gods

By

Collin McKenna

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and

Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Collin McKenna
_____
CEO
11/14/2024

Alexander Simonet
_____
CFO
11/14/2024

_____

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

_____

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.